Exhibit 1


                      [LETTERHEAD OF ORBIMED ADVISORS LLC]

                                                              December 19, 2001

Joseph A. Mollica, Ph. D.
Chairman, President and Chief Executive Officer
Pharmacopeia Inc.
3000 East Park Boulevard
Cranbury, New Jersey 08512

Dear Joe:

     OrbiMed Advisors, through its affiliated funds, is the beneficial owner of approximately 10% of the common stock of Pharmacopeia. We believe we are currently the largest shareholder of Pharmacopeia. As such, we have a significant interest in the success of Pharmacopeia and have carefully monitored the company over the past five years.

     We have spent the last four months analyzing Pharmacopeia's proposed acquisition of Eos Biotechnology, Inc. (Eos), during which time we have met with management of both Pharmacopeia and Eos. After careful analysis, we have decided to oppose strongly the acquisition of Eos, which we believe is not in the best interest of the shareholders of Pharmacopeia. Accordingly, OrbiMed will vote its shares against the transaction and intends to encourage vigorously all other shareholders to do so as well.

     Our decision to oppose the acquisition of Eos is based upon the following:

o Pharmacopeia's shares are tremendously undervalued in today's stock market.

We do not believe that it is in the shareholders' interest for Pharmacopeia to use its undervalued currency for acquisitions. Despite Pharmacopeia's strong balance sheet, projected 2001 revenues of approximately $130 million, and the fact that Pharmacopeia is a profitable company, its current market valuation is only $350 million, and net of cash and cash equivalents of approximately $154 million, is only $196 million. Net of its cash on hand, Pharmacopeia currently trades at a multiple of 1.5 times revenues. This multiple is significantly less than that of peer companies such as ArQule, Tripos, GeneLogic and Array BioPharma, which trade at average multiples, net of cash on hand, of 6 times revenues.

With such a low valuation now is the wrong time for Pharmacopeia to be using its undervalued shares as currency for major acquisitions such as the proposed Eos transaction.

o     Pharmacopoeia is paying too much for Eos.

Eos is a relatively early stage private company seeking to become a leader in the areas of drug target discovery and drug discovery. However, Eos has a limited operating history and its strategy is unproven. Furthermore, as compared to Pharmacopeia's reported revenues for the first nine months of 2001 of $85 million, Eos' reported revenues for the first nine months of 2001 were only $3 million, and Eos is operating at a net loss. On September 30, 2001 Eos reported $40 million in cash, as compared to Pharmacopeia's $154 million in cash. In addition, the struggling private equity market has driven valuations of private biotechnology

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companies downward. Despite these facts, Pharmacopeia is paying approximately
$160 million in stock for Eos, giving Eos shareholders approximately 30% of the combined company. According to Dresdner Kleinwort Benson (Eos' own financial advisor), this price for Eos was above the high end of the valuation range for all four methodologies they used. This leads to only one conclusion:
Pharmacopeia's offer for Eos is overpriced.

o The proposed acquisition of Eos is highly dilutive to Pharmacopeia shareholders.

Pharmacopeia has been profitable since 1999. This makes Pharmacopeia one of a select few biotechnology companies to achieve profitability. However, the acquisition of Eos will make Pharmacopeia an unprofitable company.

According to Pharmacopeia's own proxy statement, "Pharmacopeia believes that the merger will decrease Pharmacopeia's earnings per share for the foreseeable future as compared to the results that would have been achieved without the merger..."

In its third quarter earnings release, Pharmacopeia projected that its 2001 pro forma net income would be between $0.25 and $0.30 per share, and it had been expected that these earnings would grow in future years. Assuming completion of the Eos merger, Pharmacopeia now projects a 2002 operating loss of approximately $0.50 per share, suggesting a 2002 pro forma net loss (even excluding merger-related costs and write-offs), of approximately $0.25 per share. We note that these numbers assume business development related to the Eos purchase that may not be achieved.

Now, instead of consistent profitability, the combined company will not achieve profitability for years to come. We see no reason for Pharmacopeia to risk its existing profitability-focused business model on a significant change in strategy that will adversely affect its financial results for years to come.

o The proposed acquisition of Eos will lead to continued downward pressure on the price of Pharmacopeia's stock.

Eos is a private company with no market for its shares. The proposed transaction will result in the issuance of over 10 million new Pharmacopeia shares, with limited restrictions on sale. These new shareholders will have a significant profit on their shares and will be looking for liquidity in order to recognize those gains for their investors. We believe this significant overhang on the market for Pharmacopeia's shares will result in further downward pressure on Pharmacopeia's stock price as former Eos shareholders seek to realize their gains.

     We are not alone in our opposition to the Eos transaction. For the reasons outlined above, we believe that many of Pharmacopeia's shareholders are disappointed that management has sought to push this transaction through against the best interests of its shareholders. In fact, the market's reaction suggests this disappointment. Since the announcement of the Eos transaction in August, Pharmacopeia's share price has declined 21%, while the AMEX Biotechnology Index and NASDAQ Biotechnology Index have risen 22% and 16%, respectively.

     In our view, the acquisition of Eos will result in much misdirected time and energy on behalf of Pharmacopeia's management, waste time and money and delay

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management's ability to focus on the steps necessary to enhance shareholder value for existing Pharmacopeia shareholders.

     For the reasons we have outlined, we believe this is an ill-advised transaction for Pharmacopeia and have determined to vote all of the shares we control against the Eos acquisition. We urge our fellow Pharmacopeia shareholders to vote against the transaction as well.


                                          Respectfully yours,


                                          Samuel D. Isaly
                                          Managing Partner, OrbiMed Advisors


cc:  Pharmacopeia Board of Directors